Exhibit 99.1

Pursuant to FINRA Rules 2310(b)(5) and 2231(c), Gladstone Commercial Corporation (the “Company”) determined the estimated value as of March 31, 2022, of its 6.00% Series F Cumulative Redeemable Preferred Stock (the “Series F Preferred Stock”), $25.00 stated value per share, with the assistance of a third-party valuation service. In particular, the third-party valuation service reviewed the amount resulting from the consolidated undepreciated book value of the Company’s assets less its contractual liabilities, divided by the number of shares of the Company’s Series E, F, and G Preferred Stock outstanding, all as reflected in the Company’s consolidated financial statements included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended March 31, 2022 to which this exhibit is attached, which were prepared in conformity with accounting principles generally accepted in the United States of America. Based on this methodology and because the result from the calculation above is greater than the $25.00 per share stated value of the Company's Series F Preferred Stock, the Company has determined that the estimated value of its Series F Preferred Stock as of March 31, 2022, is $25.00 per share.